UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

SCHEDULE TO Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
O.I. CORPORATION
(Name of Subject Company (Issuer))

O.I. Corporation (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, $0.10 par value
(Title of Class of Securities)

670841105

(CUSIP Number of Class of Securities)

J. Bruce Lancaster	Copy to:
O.I. Corporation	Ted Gilman
P.O. Box 9010	Andrews Kurth LLP
151 Graham Road	111 Congress Avenue, Suite 1700
College Station, Texas 77842-9010	(512) 320-9200
(979) 690-1711	Fax: (512) 320-9292
Fax: (979) 690-5550
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

$4,425,000	$135.84(2)

(1)

Calculated solely for the purpose of determining the amount of the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934. This amount is based upon the purchase of 300,000 common shares at the maximum tender offer price of $14.75 per share.

(2)	Previously paid.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________	Filing Party: ___________________________________

Form or Registration No. __________________________	Date Filed: ____________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2007, relating to O.I. Corporation’s (“O.I.”) offer to purchase for cash up to 300,000 of its common shares, $0.10 par value, or such lesser number of common shares as are validly tendered and not validly withdrawn, at a price of not less than $13.00 nor greater than $14.75 per share, without interest. O.I.’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, both as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO.

          The information in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on July 23, 2007, is incorporated herein by reference in answers to Items 1 through 11 in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of Schedule TO is hereby amended and supplemented by adding the following:

On July 30, 2007, O.I. issued a press release announcing its earnings results for the second quarter 2007.  A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press release dated July 30, 2007 announcing earnings results for second quarter 2007.

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SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

O.I. CORPORATION

	By:	/s/ J. Bruce Lancaster

	Name:	J. Bruce Lancaster
	Title:	Chief Executive Officer and Chief Financial Officer

Dated: July 31, 2007

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated June 20, 2007.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 20, 2007.
(a)(1)(vi)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vii)*	Letter to Shareholders.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release, dated June 11, 2007.
(a)(5)(ii)*	Press release, dated July 23, 2007 announcing the extension of the tender offer deadline to 5:00 p.m., New York City time, on August 6, 2007.
(a)(5)(iii)	Press release dated July 30, 2007 announcing earnings results for second quarter 2007.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed

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